

January 7, 2011

Dishan Guo, Chief Executive Officer
China Unitech Group, Inc.
1-D-1010, Yuanjing Park, Long Xiang Road
Long Gang District, Shenzhen
Guangdong Province, P.R. China 518117

      Re: China Unitech Group, Inc.
              Form 8-K
              Filed July 9, 2010
              File No. 0-52832

Dear Mr. Guo:

      We have completed our review of your filing and do not have any further comments at this time.

              Sincerely,

              Jennifer Thompson
              Accounting Branch Chief